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                                                                  EXHIBIT (a)(2)

  Form of E-mail Letter from F. William Conner, President and Chief Executive
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             Officer, to Eligible Employees, dated June 19, 2001.
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June 19, 2001

RE: Stock Option Exchange Program

Dear Colleagues,

As I mentioned last week, it is a priority of Entrust to provide you with a fair and competitive Total Compensation package. Last week, as you know, we reinstated the 2001 merit increase program. Today, I am pleased to announce a stock option exchange program, which, under the terms set forth in the attached documents, allows you to exchange your existing stock options for new options. This is an important ingredient of our Equity Compensation program. The stock option exchange program is completely voluntary and offers you an alternative to consider against your existing stock option plan. The deadline to participate in this stock option exchange is July 27, 2001.

Jay Kendry and Jeff Bearrows will be making presentations at your offices this week to discuss this option exchange program and to answer any questions you may have.

Following is the location schedule for these meetings:
  -  Tuesday, June 19 in Santa Clara
  -  Wednesday, June 20 in Ottawa
  -  Thursday, June 21 in McLean, VA.
  -  Friday, June 22 in Reading, England.

Those of you working remotely can dial in to the meetings for the country where you are based. Those phone numbers will be distributed on Tuesday, June 19. I encourage each of you to attend, to get a better understanding of what this program entails. In addition, all questions not answered in the presentations can be directed to a dedicated voice mail box and e-mail box. The dedicated voice mail box number is 613.270.2990. The dedicated e-mail box address through Outlook is Option Exchange, and the external internet e-mail address is
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option.exchange@entrust.com.
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Attached are documents which describe in more detail the conditions of the option exchange program, including a more detailed memorandum from me (attached as Exhibit (a)(4) to the Schedule TO), participation forms and an extensive Q&A. I encourage you to download and print the documents and bring them with you to your meeting this week.

Finally, I want to commend all of you for your flexibility and for your continued commitment to performance and strong customer service, in the midst of all the changes we are going through right now. Your efforts are helping us get back on the right track, and I want to thank all of you for that.
Sincerely,

Bill Conner
CEO